Exhibit 1.01

SNAP-ON INCORPORATED

CONFLICT MINERALS REPORT

FOR THE YEAR ENDED DECEMBER 31, 2015

Overview

This is the Conflict Minerals Report (the “Report”) of Snap-on Incorporated (the “Company,” “we,” “us” or “our”) for calendar year 2015 in accordance with Rule 13p-1 of the Securities Exchange Act of 1934. This Report covers the Company’s efforts to determine whether any of the products it manufactures or that it has contracted to be manufactured contain columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten (collectively, “conflict minerals”) that are necessary to the functionality or production of such products that may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “DRC”) or are from recycled or scrap sources.

The Company is a leading global innovator, manufacturer and marketer of tools, equipment, diagnostics, repair information and systems solutions for professional users performing critical tasks. The Company’s products and services include hand and power tools, tool storage, diagnostics software, information and management systems, shop equipment and other solutions for vehicle dealerships and repair centers, as well as for customers in industries, including aviation and aerospace, agriculture, construction, government and military, mining, natural resources, power generation and technical education.

Due Diligence

In accordance with Securities and Exchange Commission (“SEC”) rules, we conducted a reasonable country of origin inquiry and undertook due diligence efforts to determine whether the conflict minerals in the products we manufacture, or contract to manufacture, originated in the DRC or are from recycled or scrap sources. Our due diligence efforts were designed in conformity with the internationally recognized due diligence framework set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements for each of the conflict minerals (collectively, the “OECD Framework”). For calendar year 2015, our due diligence efforts included:

Established a Management System

We are committed to sourcing our products in accordance with the law, and we expect our suppliers to do the same. In that regard, we have a Conflict Minerals Policy, which is available on our website at http://www1.snapon.com/ConflictMineralsPolicy.nws, and our standard supply agreement forms include provisions related to compliance with our Conflict Minerals Policy. Our Conflict Minerals Policy requires all suppliers to (i) complete our annual conflict minerals survey (the “Survey”) regarding the country of origin of any conflict minerals contained in the products the supplier provides to us; (ii) cooperate with our due diligence efforts in connection with our country of origin inquiry; and (iii) provide us, upon request, with reasonable proof of any due diligence performed by the supplier to support the country of origin certification the supplier provides to us. We also have a Company-level mechanism to enable the reporting of grievances, including those related to conflict minerals.

In addition, we have a conflict minerals team that consists of members from our supply chain management, legal, internal audit and financial reporting functions. The conflict minerals team develops internal communications, including training programs, to educate different groups within the Company regarding (i) the conflict minerals rules; (ii) our Conflict Minerals Policy; and (iii) the processes developed to assess the source of conflict minerals in our products. The conflict minerals team is responsible for the design of our Survey and assuring that the Survey is implemented, and that the results are monitored and reviewed, in a manner that complies with relevant requirements. Our 2015 Survey results are maintained in a database separate from prior years’ results. This allows us to separately maintain and retain the annual Survey results and information for each year in accordance with our record retention policy and the record retention requirements of the OECD Framework.

For 2015, we engaged with our suppliers through written correspondence about our Conflict Minerals Policy, including information about the conflict minerals rules, as well as links to frequently asked questions about the OECD Framework. This correspondence also contained a link to our Survey and instructions and information necessary to assist suppliers with the completion of the Survey. As necessary, we engaged members of our conflict minerals team to assess the Survey results and status of supplier responses. In addition, individuals within the Company’s sourcing function followed-up with suppliers via e-mail and/or phone calls to facilitate the completion of the Surveys.

Identified and Assessed Risk in the Supply Chain

Our conflict minerals team worked with members of our supply chain and product management functions to identify our global suppliers. For 2015, our global supply chain consisted of 9,594 suppliers. Our conflict minerals team has developed supplier selection guidelines that were provided to product managers and business unit buyers within the supply chain to aid in identifying which suppliers presented a risk of providing products or components that may contain conflict minerals that are necessary to the functionality or production of our products. As a result of applying the supplier selection guidelines, we were able to eliminate certain suppliers from our Survey population, including service-only suppliers as well as those suppliers that supplied packing and packaging material, chemicals, paper and paper products, and consumables that did not remain in our products. For 2015, we determined that 2,095, or approximately 22%, of our suppliers needed to be surveyed as part of our reasonable country of origin inquiry.

We utilized a web-based template for our Survey that was generally based on the Conflict Minerals Reporting Template provided by the conflict-free sourcing initiative (the “CFSI”), which is an initiative of the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative. Our Survey was designed to be more aligned with our specific types of suppliers and supply chain. We conducted our Survey of the suppliers identified during the assessment of the supply chain and reasonable country of origin inquiry that we believed presented a risk of supplying parts or components containing conflict minerals from the DRC in a manner consistent with the CFSI supplier survey guidelines for a downstream supplier in a position such as ours.

Members of our supply chain organization conducted our Survey and followed-up with suppliers as needed. Individual buyers were tasked with communicating with the suppliers that served their respective business units. Our 2015 Survey process included the follow-up procedures listed below:

•	Step 1 – Within one week of sending the Survey, buyers phoned their suppliers regarding the importance of completing the Survey in a timely manner;
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Step 2 – If a Survey response was not received from a supplier after three weeks, the buyer sent an e-mail reminder to the supplier regarding the importance of completing the Survey in a timely manner;

•	Step 3 – If a response was not received from a supplier within six weeks after the e-mail reminder, the buyer sent a second e-mail reminder to the supplier; and
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Step 4 – If a response was not received from a supplier within two weeks following the second reminder e-mail, the buyer followed up with both the supplier and the supplier’s management, expressing the importance of completing and returning the Survey.

We conducted our Survey, which covered all purchases made during 2015, in the first quarter of 2016. We received responses from approximately 93% of the suppliers surveyed. With respect to the 7% of suppliers that did not respond to our Survey, we do not have information regarding whether conflict minerals are contained in the products those suppliers provide to us or, if present, the source of those conflict minerals.

We asked each supplier whether the supplier:

•	Has a conflict minerals reporting policy;
•	Implements due diligence measures for conflict minerals sourcing;
•	Requests that its suppliers complete conflict minerals reporting surveys;
•	Verifies due diligence information obtained from its suppliers; and
•	Is subject to the conflict minerals rules.

Designed and Implemented Strategies to Respond to Identified Risks

The Company’s buyers were responsible for overseeing the completion of the Survey for each of their supplier relationships. The results were loaded into our database and reviewed by our sourcing function management. The head of our sourcing function reviewed the results weekly with the buyers and met periodically with the conflict minerals team. The conflict minerals team then met with members of senior management to discuss the Survey status and results as well as issues, if any.

If a supplier did not complete the Survey in a timely manner, the buyer implemented the follow-up procedures discussed above. If a Survey was not completed properly, the buyer, with consultation from the head of our sourcing function, communicated with the supplier to facilitate the completion of the Survey. In addition, if there were questions regarding a supplier’s responses, the head of our sourcing function provided clarification and direction to the supplier to ensure that the Survey had been properly completed.

Refiner/Smelter Due Diligence Practices

The Company is a downstream consumer of conflict minerals and is many steps removed from the smelters and refiners who provide minerals and ores. We do not purchase any conflict minerals in their raw material form and, to the best of our knowledge, do not purchase any products or components directly from the DRC. As a result, we do not perform or direct audits of smelters and refiners within our supply chain.

Report Annually on Supply Chain Due Diligence

This Report and the Form SD were publicly filed with the SEC and are available on our website at http://www1.snapon.com/ConflictMineralsReport.nws.

Survey Results

Of the 2,095 suppliers surveyed, (i) approximately 70% reported that their products do not contain conflict minerals; (ii) approximately 18% reported that their products do contain conflict minerals; (iii) approximately 5% reported that they were uncertain as to whether the products they supplied to us contained conflict minerals; and (iv) approximately 7% did not respond to our Survey. Of the approximately 18% of suppliers who reported that the products they supply to us do contain conflict minerals, (i) approximately 61% reported that the conflict minerals in those products did not come from the DRC; (ii) approximately 34% reported that they were uncertain as to whether the conflict minerals in those products came from the DRC; and (iii) approximately 5% reported that the products they supplied to us may contain conflict minerals from the DRC, as these suppliers had not yet completed their determinations of the source of the conflict minerals or the smelters for such conflict minerals.

Determination and Product Description

Based on our due diligence efforts and other factors described herein, we do not have, for calendar year 2015, sufficient information from our suppliers to determine whether the conflict minerals contained in the products we manufacture or contract to manufacture originated in the DRC and, if so, whether the conflict minerals were from recycled or scrap sources. These products include our hand tools, which include metal cutting products, saws and saw blades, power tools, tool storage, shop equipment and diagnostic scanners. Based on our due diligence efforts, we are also unable to determine the facilities used to process the conflict minerals in these products, the country of origin of the necessary conflict minerals in these products or the mine or location of origin with the greatest possible specificity.

Future Improvement Efforts

We intend to take the following steps to continually improve upon our due diligence and conflict minerals reporting procedures and to mitigate the risk that any of our necessary conflict minerals benefit armed groups:

•	Refine our Survey and the instructions provided to suppliers;

•	Reach out to suppliers in an attempt to increase the quality of the Survey responses; and
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Engage with suppliers that represent greater risk, as well as with those that are unable to determine the source of the conflict minerals in their supply chain, to obtain the necessary Survey information.

Independent Audit

For calendar year 2015, in accordance with SEC rules and related guidance, an independent private sector audit of this Report was not required.